Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund May 2014 Update
June 23, 2014

			Supplement dated June 23, 2014 to Prospectus dated May 08, 2014
Class	May ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.9%	-5.4%	$16.7M	$1,106.56
B	0.9%	-5.7%	$177.9M	$924.05
Legacy 1	1.1%	-4.5%	$3.1M	$821.75
Legacy 2	1.1%	-4.6%	$3.3M	$808.58
Global 1	1.1%	-4.4%	$5.6M	$798.56
Global 2	1.1%	-4.5%	$9.2M	$786.47
Global 3	1.0%	-5.2%	$134.9M	$716.94
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The New Zealand dollar declined in anticipation the Reserve Bank of New Zealand will slow the pace of interest rate hikes following reports of weaker business confidence in the New Zealand economy.  The euro weakened against counterparts in reaction to poor economic data in the Eurozone; this was seen as an indicator of additional monetary easing by the European Central Bank.

Energy:  Crude oil prices increased over 2% in anticipation of increased demand during the summer driving season.  Natural gas prices fell by 4% after the U.S. Energy Information Administration announced larger-than-expected inventories.

Equities:  Global equity markets rallied in reaction to strong economic data in the U.S. and on speculation of further monetary expansion from the European Central Bank.

Fixed Income:  U.S. Treasury markets rallied after overall demand for safe-haven assets surged.  Concerns surrounding the global economic outlook and the situation in Ukraine drove demand for safe-haven assets.  German Bunds rallied in excess of 1.5% after the European Central Bank hinted at further economic stimulus.

Grains/Foods:  Corn and wheat prices fell sharply due to strong supply data and improving weather in planting regions across the U.S.  Cotton prices fell over 8% in reaction to weak Chinese demand and increased inventories in the U.S.

Metals:  Precious metal markets declined and demand for safe-haven assets fell as equity markets remained bullish.  Copper prices rose, driven higher by strong industrial demand forecasts.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended May 31, 2014

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$2,061,679	-$604,732
Change In Unrealized Income (Loss)	3,829,479	-11,652,654
Brokerage Commission	-126,751	-664,542
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-332,430	-1,849,107
Change in Accrued Commission	1,514	8,500
Net Trading Income (Loss)	5,433,491	-14,762,535

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$85,272	$342,251
Interest, Other	6,040	144,021
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	5,524,803	-14,276,263

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	382,908	508,911
Operating Expenses	76,278	417,525
Organization and Offering Expenses	88,590	484,842
Brokerage Expenses	1,572,354	8,544,709
Dividend Expenses	0	0
Total Expenses	2,120,130	9,955,987

Net Income (Loss)	$3,404,673	-$24,232,250

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$360,197,203	$447,372,009
Additions	80,000	1,502,400
Net Income (Loss)	3,404,673	-24,232,250
Redemptions	-13,026,691	-73,986,974
Balance at May 31, 2014	$350,655,185	$350,655,185

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,106.555	15,069.50659	$16,675,244	0.94%	-5.40%
B	$924.049	192,481.88750	$177,862,726	0.89%	-5.65%
Legacy 1	$821.750	3,818.37847	$3,137,752	1.08%	-4.53%
Legacy 2	$808.581	4,131.21766	$3,340,424	1.07%	-4.62%
Global 1	$798.555	7,006.83980	$5,595,343	1.15%	-4.39%
Global 2	$786.472	11,669.83341	$9,177,994	1.13%	-4.49%
Global 3	$716.939	188,113.18461	$134,865,702	1.00%	-5.17%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership